Filed by Dialog Semiconductor plc
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Atmel Corporation
Commission File No.: 0-19032

DIALOG SEMICONDUCTOR TO ACQUIRE ATMEL

Jose Cano

Head of IR

Thank you, and good morning to everyone joining us today. This call is being hosted by Dialog Semiconductor’s CEO, Dr. Jalal Bagherli, and we are also delighted to welcome Steve Laub, CEO of Atmel. In a moment, I will hand you over to Jalal for a review of yesterday’s announcement.

I must remind everyone that today’s briefing and some of the answers to your questions may contain forward-looking statements in relation to Dialog and Atmel and the future operating performance of and outlook of Dialog and the combined company that are subject to risks and uncertainties. These forward-looking statements are based upon the current beliefs and expectations of the management of Dialog and Atmel, and there are risks associated with them. You can find a full explanation of these risks in the press release and the investor presentation which has been posted to the IR section of our website.

Before I hand over to Jalal, let me remind you that a description of underlying performance and non-GAAP metrics has been included as well in slide 20 of the investor presentation available on our website. These financial metrics have not been calculated in accordance with IFRS or GAAP, as applicable, so you are encouraged to refer to the most comparable IFRS or GAAP financial metrics.

I would now like to introduce Jalal, who will run through the main highlights of the investor presentation. Jalal, over to you, please.

Jalal Bagherli

CEO Dialog Semiconductor GmbH

Thank you, Jose. Good morning to all of you who’ve joined this call. We’re very excited to be here today. There are not many times that we have the opportunity to announce acquisitions like this. So without further explanation, I’m just going to go to the slides that have been circulated to you before or you can find them on our website.

21 September 2015	1

Dialog Semiconductor

So slide 4 talks about the acquisition announcement. As you will have seen, we’ve done it this morning, intention to acquire Atmel in a transaction worth $4.6b. This creates a global leader in both power management and embedded processing solutions.

Second point I would make is our product portfolios are really very complementary and we have a strong pipeline of products, design wins and a broad customer base in three attractive segments: mobile power, Internet of Things or IoT and automotive.

Third, we also see opportunities to create synergies, both revenue and cost. From a cost point of view, $150m within the two years after the deal closes, which will be accretive to the underlying EPS in the first full year after closing that will be 2017, and support an increase on profitability in the years to come.

So if I now look at slide 4 (sic), just to introduce you to Dialog and Atmel. I’ll talk about Dialog first. As you know, we believe we are number one in market share in power management, highly integrated power management for smartphones and tablets. We have best-in-class dedicated power management teams with broad IP portfolio and we lead this portfolio of PMIC, power conversion, which includes AC/DC, LED lighting and Bluetooth Smart and audio products.

We have very large custom mixed-signal design team, established strategic relationships with top tier OEMs, particularly in the mobile area. We have a track record of solid execution with strong revenue growth and strong cash generation. More recently, we’ve been exploiting China smartphone and also IoT opportunity.

So those of you who are familiar with us, you’ve heard some of this description before. I’d like to now ask Steve Laub to explain a little bit about Atmel, please.

Steve Laub

CEO Atmel Corporation

Thank you, Jalal. Atmel’s primary business is microcontroller. We are a leading supplier of ARM 32-bit microcontrollers and also have a very strong position in our proprietary 8-bit microcontroller we call the AVR.

For MCU business, we are a tier one MCU provider. We have over 35,000 customers worldwide that we service through both — both directly and through a very substantial distribution network. We also offer very broad ecosystem support with design tools and other types of support to our customers.

21 September 2015	2

Dialog Semiconductor

Our technology is quite differentiated. We target the Internet of Things marketplace with our microcontrollers and our connectivity solutions, along with security solutions, automotive touch solutions and as mentioned in connectivity, very low power wireless solutions.

Established and proven global channel distribution network. We are a substantial supplier working with the most — the largest distributors worldwide, Arrow, Avnet and Future, and a very high level of new product design win activity supporting both our expected growth and margin expansion.

Jalal Bagherli

Thank you very much, Steve. So together we will have unparalleled expertise to offer complementary product portfolio for not only mobile but also Internet of Things and automotive. And we can address the next wave of industry expansion through further design wins and strong growth in some of the most exciting markets across the globe.

So if I now look at the next slide, to talk a little bit more about strategic rationale of this deal, we are very excited about the years ahead. I also know that you all want to add some figures to this announcement, so slide 6 gets you a few initial numbers to play with.

So, first, our addressable market increases significantly with this transaction. At our recent Capital Markets Day, I explained that we have an addressable market today for Dialog as a standalone company of just over $5b, rising to $9b — to just over $9b in three, four years’ time. The combined businesses will double this addressable market, rising to more than $20b in 2019. So you can see a significant expansion in our addressable market.

Secondly, we diversify our customer base significantly with this transaction. Our top five customers currently account for around 85% of our sales. The top five customers of the combined business will account for around 45% of sales. That makes the Company far more resilient against any changes in consumer demand and market volatility.

So, for us, this is a significant de-risking of our position in the market, and indeed I believe this is something that both analysts and investors have been talking to us about over a number of years and I’m very pleased to be able to finally address this.

Thirdly, our customers on both distribution channels would allow us to improve our operating efficiency and generate approximately $150m of savings annually within the next two years.

All of this results into an attractive long-term operating model, with underlying gross margin between 47% and 50% and underlying operating margin between 23% and 25%.

21 September 2015	3

Dialog Semiconductor

There’s some key reasons why we have entered this deal, so now let’s look at the mechanics of the financial transaction over the slide 7. So here you see the elements of the deal laid out on this slide.

The total consideration for this deal will be $10.42 per Atmel share. That’s a total value of $4.6b, which will be funded 45% in cash and 55% in equity. Dialog shareholders will represent 62% of the pro forma ownership and Atmel shareholders 38%.

To finance the acquisition, we are proposing to float approximately 49m American Depository Shares in New York Stock Exchange or NASDAQ, and we are taking $2.1b of new debt. I will cover the debt piece in more detail on a separate slide.

All of this is subject, of course, to shareholder and regulatory approvals, and we believe there are very compelling reasons for the deal. We expect the deal to close in the first quarter of 2016.

So if we were to look at slide 8, I’d like to talk a little bit about the creation of a global powerhouse that addresses three areas of the market which are very exciting for us going forward.

So we list here the mobile power. That’s an area where we’ve been active significantly up to now. And we will continue to address that market and we’ll bring in portfolio components from Atmel.

The IoT area, this is predominantly from products from Atmel, but with some products like power management and connectivity from Dialog, mostly centered around MCUs, security and other product portfolio.

In automotive, also, there is a number of attractive products that we will cover in due course that will make up the third segment of the market where we will be positioned very nicely.

So if I look at slide 9 in much more detail in terms of the high growth and significant serviceable addressable market, the combined SAM has a potential to grow at 13% on a compound basis in the period between 2014 to 2019. And you note here mobile power, the Internet of Things, connectivity, but of course lighting, automotive and other areas that we jointly cover. There are exciting opportunities in each of those markets, and we have now the scale and breadth of product portfolio to serve those markets even better.

If we turn to slide 10, I’d like to remind you the power management franchise that we have and the IP to exploit the mobile power. I mentioned how the acquisition of Atmel, we will — with that acquisition, we will have the combined expertise in a number of areas to grow into these emerging parts of industry.

21 September 2015	4

Dialog Semiconductor

A key trend we’re seeing at the moment is that customer expectation for mobile devices are continually increasing. At the same time, devices are being used interchangeably. Smartphones are expected to have the same functionality as tablets but in a smaller form factor. And tablets are expected to perform the same computing tasks as laptops, PCs and notebooks and so on and so forth.

Accommodating such diverse requirements whilst maintaining battery life adds complexity to the power management ICs and increases our value add between these ecosystems. This is an area we wish to maintain a competitive advantage. We have done so to date through significant R&D investment, and the acquisition of Atmel will secure our IP leadership in this area even further.

On page 11, we want to talk about Internet of Things. Let me talk about the components that Dialog will bring to this party, and then I will ask Steve to cover the portfolio from Atmel.

So our combined product portfolio will create a leading platform for the emerging IoT opportunities. In our Capital Markets Day last week, we discussed the potential of IoT segment and the technologies required to succeed in that market. Dialog leading power management technology, short range connectivity and sensing are a perfect match to Atmel’s portfolio.

Steve, may I ask you to cover Atmel portfolio, please?

Steve Laub

Certainly. What Atmel is bringing to Internet of Things, which has been a primary focus for Atmel, is first and foremost our microcontroller portfolio. At the heart of every Internet of Things edge node is a microcontroller. And we offer the industry’s lowest power 32-bit MCUs in the industry today, combined with an ecosystem that supports the applications for Internet of Things.

We also focus very heavily on security. Almost all Internet of Things applications, one of the biggest barriers is making sure that the data that’s provided and transferred is going to be secure. And we have what we call crypto-authentication that provides for both data protection and authentication capabilities which are being very rapidly designed into Internet of Things applications.

And then, Jalal, I think together we’re bringing connectivity.

Jalal Bagherli

Absolutely. So I think Atmel has a very nice portfolio of very low power connectivity products such as Wi-Fi, ZigBee [stop] gigahertz products, and we both have also technologies in the area of low energy Bluetooth. And we believe together the portfolio will outperform anybody else in the industry.

21 September 2015	5

Dialog Semiconductor

Now, on the next slide, I think if we look at automotive market, as you — those of you who know us, in Dialog we have had a lot of legacy business in this area for some time. In the past, we have not really focused in this area, but Atmel has a very refreshed and significant portfolio for automotive that we are hoping to add to with our products and create a nice portfolio going forward.

Again, I’d like to ask Steve to comment on this, please.

Steve Laub

Certainly. So what Atmel provides for and supports in the automotive sector is across several different applications. We provide for what we call in-vehicle networking with LIN and CAN transceivers. This is what provides for the transfer of information throughout the automobile and supports really the electrical network in it.

Our microcontroller portfolio is also automotive qualified, both 32-bit and 8-bit, and supports a number of different applications, whether it be in the car entry or doors, lighting systems, seat systems, power systems and so forth. We also offer our security products in the automotive area with the very substantial, even now increasing electronics in automobiles, and a lot of that more wireless today. The need to secure that has become very obviously prevalent.

In the area of touch, we are the primary supplier or the largest supplier of the touch screen that is part of the infotainment, right at the center console within the automobile, and also touch within — touch buttons throughout the car as well.

And finally, also in RF, we provide solutions for what we call car access. These will be the key fob for remote keyless entry, also passive entry go car access systems as well.

Jalal Bagherli

Thank you. I think that’s great.

So if you now look at slide 13, you can see the range of our customers, the combined business, and the really well diversified customer base with top tier names. You’ll see some familiar names as Dialog customers like Mediatek, Samsung, Xiaomi in the IoT market, or people like Bosch for us in automotive. But together we’re serving the top 10, 12 smartphone manufacturers, the leading names in the Internet of Things segment and a wider customer base in the automotive industry. It’s truly exciting to bring our entire combined portfolio to so many customers.

This also reduces the risk from changing consumer demand and habits. And as we become further embedded with a diversified customer base, we will avoid being adversely affected with customers who are buying from Philips instead of Siemens or Samsung instead of Lenovo.

21 September 2015	6

Dialog Semiconductor

Now, with that in mind, I’d like to remind you of the strategic direction of the business looking forward. So on slide 14, again, we present these four elements of our strategy on all occasions in terms of quarterly releases and other events.

And you can see the four things are leveraging broad product portfolio and customer base. This has been one of our key activities. With this acquisition, clearly we add a large number of differentiated product portfolio elements to our portfolio, things like MCUs, connectivity, security and touch that Steve talked about.

Broader and deeper at our customer base has been a number two goal in our strategy sheet. We have built diversification through other acquisitions, through entering other markets in the past. Clearly, with Atmel’s superior distribution channels that are well established, we will be able to carry a lot more products, Dialog products, into those channels and take advantage of that capability.

Number three has been continuous innovation. Both companies believe in innovation and have invested heavily in R&D and creating differentiating world-class products. So investment in power management, 32-bit ARM microcontrollers, rapid charging technologies, as well as leading Internet of Things connectivity such as Bluetooth Smart and Wi-Fi continues apace, and that will help the combined Company.

And lastly, we’ve been talking in the last couple of years about focus on fast growing China consumer electronics market. We’ve done a number of innovative things. As well as directly working with Chinese OEMs, we have had partnerships in place in Greater China. We’ve invested in, for example, Dyna Image to get sensor access to the Chinese market, and that activity is growing.

Now, Atmel has also had a significant customer base and shipments to the China market, and that only adds further strength to our fourth part of our strategy.

So as you can see, from a top down basis, and this is the four elements that we’ve been discussing with our analysts and investors for at least two years, you can see in every single point of this strategic plan we will gain benefit from the combination of the two companies.

If I now go to slide 15, this is a snapshot of — chart of peer group who are less than $4b in revenue and are in mixed signal and MCU, and you can see the leap that the combined Company will make in terms of this chart and in terms of scale. So with $2.7b of combined revenue, Dialog will be a formidable force in the semiconductor industry. The combined business will benefit from the economics of larger scale and generate high growth.

You need scale to compete in these markets. That is evidenced by some of the major deals we’ve seen even this year. So I remind you of NXP/Freescale, Qualcomm/CSR, Avago and Broadcom. Companies like us know we need to offer more to our customers and partners.

21 September 2015	7

Dialog Semiconductor

Also important to us remains growth. We will be outgrowing the industry growth and we want to be operating in the fast growing parts of this market.

Coming back to the way we’re financing this deal, on slide 17, and cover the debt financing, there are a few points here for me to point out. So regarding our term loan, we believe we have secured a good pre-tax interest rate of 4%. We have negotiated the option of early repayment, and our highly cash generative model has allowed us to repay debt from previous acquisitions ahead of schedule before taking on this debt.

The new debt we’ve taken on will represent a net debt to EBITDA ratio of approximately 3 times at closing, pre-synergies. The strong cash generation of our combined business will allow us to reduce it down to around 2 times within 12 months of close, and we are aiming to repay substantially most of this debt within three years.

So, on slide 16, we’d like to talk about combined financial model. So this lists revenue, gross margin, R&D, SG&A and operating margin on the left. The first column talks about the Dialog underlying last 12 months numbers, the second one is showing Atmel non-GAAP last 12 months numbers, and the combined would be the third column. The long-term goal, that is three- to five-year type target, is listed on the last column.

And you can see as a result of this transaction gross margin should increase, R&D expenditure as a percentage of sales should decrease slightly, due to synergies, and then while SG&A increases slightly.

On SG&A, I would like to emphasize that we note the higher SG&A costs that Atmel carries at this point as a standalone company, but see an opportunity to reduce the combined costs as a percentage of revenue in the medium term.

And then finally, on operating margin, we’re currently at 23% operating margin, and combining with Atmel we expect that to increase in the medium term, once all the synergies have been executed.

On chart 18, I just want to remind you of our track record of execution as a company. We believe that these numbers should be familiar to you. You can see growth in revenue between 2017 (sic—see slide 18 “2007”) and today. We have underlying operating profit which has grown 39 times in the period 2008 to 2014, and similarly huge improvement in underlying operating margin and share price performance. Meanwhile, we’ve also done two acquisitions successfully and integrated into the Company.

21 September 2015	8

Dialog Semiconductor

So these numbers speak for themselves, and we expect the growth and the profitability to continue. And I think, again, the track record means that we are highly confident of being able to continue with integrating and acquiring this — to complete this acquisition and integrating Atmel and Dialog in a successful fashion going forward.

At this stage, I think it is time for me to hand over to operator to take questions.

Jose Cano

Operator, could you open the call to Q&A, please?

Q&A Session

Achal Sultania

Hi. Thanks for taking my questions. So first on Atmel, just in terms of the market share in microcontrollers, if I’m right, I see Atmel was number three, number four in microcontrollers about four or five years back in terms of market share, and now they are number eight. And although they haven’t lost share, but it’s just the other players have actually gained a lot of share. Like how do you see Atmel positioned in this microcontroller market long term? Is there an opportunity to gain share here, and what actually will drive that going forward?

Jalal Bagherli

I think I’d like to ask Steve to comment on this, as he’s got expert knowledge on this topic.

Steve Laub

Thank you, Jalal. So Atmel participates in two portions of the microcontroller marketplace. We participate in both the 32-bit and in the 8-bit. And just as information, in the 8-bit space, for example, we are the industry’s third largest supplier. In the commercial part of that, we’re the world’s second largest supplier. That is a position we’ve actually increased over the last several years. In the 32-bit space, we are the industry’s fifth largest supplier, also a position that’s been increased.

21 September 2015	9

Dialog Semiconductor

I think what perhaps has occurred in the last couple of years, maybe impacted by what’s happening in some of the automotive areas where the growth has been a bit faster, where we are — we participate less in that marketplace than, say, a company like Freescale does, that may have had some of those impacts on that. But from a standpoint of the markets we participate in, we’ve actually been increasing our share in the microcontroller space, specifically talking about the, again, 8/32-bit microcontrollers.

Jalal Bagherli

I think the other, I think, addition I would make is if you look at the pace of new product introduction in the last couple of years, I think Atmel has been introducing very new portfolio of products that are being incremental to the portfolio they’ve had in the past and are very, very competitive products, particularly with the combination of the wireless, low-power wireless, combined with the MCUs.

Achal Sultania

Great. Thanks, guys. And maybe one just to follow up on the long-term operating margin model. So, Jalal, we had the analyst day last week, where you talked about 20% to 23% EBIT margins for Dialog on a standalone basis.

Jalal Bagherli

Right.

Achal Sultania

And now you’re basically talking about a 23% to 25% model for the combined entity, which basically means that Atmel will have to deliver similar to what Dialog’s operating margin is, or probably even a bit higher than that. So I’m just trying to understand what will drive such a significant improvement in Atmel’s operating margins over time.

Jalal Bagherli

Well, I think we’ve said, for example — well, there’s several things. One is the cost synergies that we put out, so that’s $150m of run rate should come out of the cost base within two years. So, it’s not day one; it’s at the end of two years there will be $150m less cost.

Secondly, Atmel has been consistently improving the gross margin in the past few quarters, and I believe the direction of this trend is ongoing and we expect the gross margin to continue to improve. And you’ll note that this is why our indicated combined gross margin is also pointing to 47% to 50%, whereas our own standalone gross margin projection at our Capital Markets Day was a lot lower.

So, those are the two things I would say. And then the third thing is, of course, the operating model, and we haven’t talked about revenue synergies which are new opportunities for growth at higher margins in markets like Internet of Things, that also will be contributing to improvement in operating performance overall.

21 September 2015	10

Dialog Semiconductor

Achal Sultania

Thank you.

Operator

Youssef Essaegh, Barclays.

Youssef Essaegh

Hi. Thank you for taking my question. If I may actually maybe just dig a little bit further into the last question that was just asked, if I look at the current operating model of Atmel, even if you include the $150m of cost savings over 2015 numbers or consensus for 2016, we barely get to an EBIT margin of 21% to 23%. So, I was wondering if you could help us with a little bit more detail as to what will cause the extra leg up to get to your operating margin target of 23% to 25%. Thank you.

Jalal Bagherli

So, I think you need to plan in the gross margin improvement. That is really the only other variable that I can talk about. So, there is cost saving, but there is also operating margin improvement and also the topline growth would help us to get there. Because as a percentage of topline, if the topline growth’s the rate we intend to set for a combined company, then that helps us to get there.

But really, gross margin improvement for new products that are introduced as the legacy products phase out and new products take hold in the 32-bit MCU with wireless, with touch for automotive products, for example, and embedded security that Steve talked about, all of those are higher margin products. But they are pretty new in the market and they’re gaining volume share, and as they become more dominant that will improve the gross margin.

Also, in terms of Dialog’s product range, of course, with the products that we have talked about on Capital Market Day, the growth of things like low energy Bluetooth or lighting and AC/DC, they’re all higher margin than reported corporate margin. So, growth in some of those areas as well, that will also help us in terms of lifting the gross margin.

Youssef Essaegh

Awesome. If I may, just one other one, real quick, it’s on the CFO, so Jean-Michel has announced that he will be retiring this summer. I was wondering if there is any change now that the acquisition has been announced. Thank you.

21 September 2015	11

Dialog Semiconductor

Jalal Bagherli

There’s no change. He is still retiring — he’s announced his retirement, so he’ll be leaving. He is with us, by the way, and he will be on the call for the results that we publish as well. That’s his plan. And meanwhile, we are in the process of recruiting a replacement. We are in advanced stages. We have identified candidates and we’re just going through that process. So, our expectation is that that post will be filled before end of the year.

Youssef Essaegh

Thank you very much and congratulations, again, for the deal.

Jalal Bagherli

Thank you.

Operator

Chetan Udeshi, JPMorgan.

Chetan Udeshi

Yes. Hi. Good morning. Jalal, a couple of questions for you. You talked about getting access to Atmel’s microcontroller products, but if I look back, Dialog itself has been working with ARM based microcontrollers for a couple of years now, both in your PMICs as well as now even on your Bluetooth Smart, where you already incorporate microcontrollers. So, I was just wondering what was this significant need to get an exposure to microcontrollers, given that you already do it in your products?

And second question I had was on automotive exposure of Atmel. It seems they do the CAN networking products. Do they also have an exposure to the Ethernet networking products for all those, because it’s possible that the industry might transition to that protocol over the next few years?

And last question, which is to some extent a follow up from the previous question, in terms of accretion potential for 2017, of course you mentioned gross margin will improve and I think Atmel has even a target gross margin of 50%, but what have you assumed in terms of topline growth because that is also going to be a key for that accretion to come through from 2017 onwards? Thank you.

Jalal Bagherli

Okay. So, let me take the first one first. So, we have Cortex-M0 in our Bluetooth, and indeed we have it in other products like parallel charging capability. So, the distinction is we have embedded processors. Not just ARM; we have other processors. We have VSPs. So, why would we need Atmel’s product line? I think that’s your question.

21 September 2015	12

Dialog Semiconductor

So, there’s a massive difference between using a component as a processor inside your chip that executes a particular function and is embedded and is dedicated, versus a whole broad line of processors which are general purpose and can be used in a number of applications. And more importantly, all the software environments that goes with it to enable, in the case of Atmel, 35,000 customers being able to actually use this without direct connection with the Company and on a standalone basis, given the collateral, the software, the SAE support, the distribution network.

So, that’s the value. And we have one Cortex-M0. We can, for sure, go license others, but we don’t have the capability to offer general purpose microcontrollers that are dedicated to automotive or industrial and the software support. That’s an environment that goes with it. I don’t know if Steve wants to comment beyond that.

Steve Laub

No. I think that actually is a very good summary of the distinction between having a micro incorporated within a solution product versus general purpose microcontrollers which serve tens of thousands of customers through the entire ecosystem and so forth.

Would you like me to take —?

Jalal Bagherli

Please, if you can take the (multiple speakers).

Steven Laub

On the question you raised about the networking within the car, we offer today both LIN and CAN network products. I agree with you. I think there will be a transition eventually. It will be very slow, because automotive tends to move slower. But Ethernet will — over time, grow as part of a networking standard as well. We offer Ethernet IP and part of our peripheral set to our microcontrollers today, and we are actually positioning ourselves for this eventual transition. So, the Company will be in good shape with respect to that.

Jalal Bagherli

Thank you, Steve. Coming back to your question about 2017, I think all we can say at this point is that our plan is to outgrow the industry growth. Remember, we’re not — we won’t be in a position to close the deal before Q1 of 2016, so it’s premature for us to forecast a revenue figure for 18 months or 2 years after that. We really need to get in and do the analysis, look at the markets, and we will give you guidance for 2016 when we complete the deal.

21 September 2015	13

Dialog Semiconductor

For 2017 and 2018, I think you should assume, based on some relationship with, for example, the serviceable market that we’ve shown we have a big — we expect a big growth in the serviceable market, and we will be taking part in that market and outgrowing that market. So, those are the trends I would use. I can’t give you a number or guidance for 2017 at this point.

Chetan Udeshi

Understood. And maybe the last question which I had was on the touch controller business. That business has been declining, or actually I think probably the Company itself has been to some extent withdrawing from that market. So, can you just explain what is the remaining exposure to touch controllers for mobiles and other consumer applications and whether that has to some extent now bottomed, or is there more to go in that in terms of decline? Thank you.

Steven Laub

With respect to the touch business, you’re correct. We have to some extent deemphasized some of the applications in the mobility sector of that. With respect to the area we’ve been growing very substantially has been what we call the automotive, industrial and consumer section, which we anticipate will be over 40% of that business for us, I think, in the given quarter that we’re in right now. And that will continue to increase over time, because it’s a much more rapidly growing segment of the marketplace and also actually, in terms of financial attractiveness, also a much more attractive part of the marketplace.

With respect to the mobility portion for us, we do believe that that has bottomed for us, and so we would expect we will be seeing some growth in that area. But the real emphasis in growth will come from the automotive, industrial and consumer sections.

Chetan Udeshi

Thank you.

Operator

Mitch Steves, RBC Capital Markets.

Mitch Steves

Thanks for taking my question. I just had a quick one on the transaction structure. If I look at it from a debt versus stock perspective, it looks like if you were to take out an additional 5% of the transaction in cash and issued debt that the transaction would be accretive by about 3% more each time. So, I’m just wondering why the Company didn’t move beyond a 3 times leverage. And then after that I have a follow up.

21 September 2015	14

Dialog Semiconductor

Jalal Bagherli

Okay. I think we are a company who has not taken on debt in significant numbers before, and I believe that whereas probably the US market may be more aggressive in terms of taking debt on the balance sheet, the European shareholders and structures are probably a bit more sensitive to the ratio, potentially. So, we wanted to limit the ratio of debt to EBITDA around the 3%. It’s not a religious number, but we felt that’s a comfortable level to be. And with the cash generation that the combined Company has, we’re very comfortable in paying that down pretty quickly, as we said, within the three years.

Mitch Steves

Got it. Thanks. And then as a follow up to that, it looks like Atmel has a dividend roughly in line with the S&P. I’m just wondering if that’s going to change your capital allocation going forward, or if you’re going to just essentially take all the money and buy back or pay off the debt.

Jalal Bagherli

I don’t think we’ve formulated a policy before the deal closes. Nonetheless, as far as I’m concerned, I think our priority remains focused on paying down debt.

Mitch Steves

Got it. Thank you very much.

Operator

Susan Anthony, Mirabaud Securities.

Susan Anthony

Yes. Good morning. Two questions, if I may. First, can you just confirm if the fundamental reason for the deal is to reduce your dependence on your largest customer and diversify your customer base more easily and more quickly than you would have been able to as a standalone Company, or is it more to do with increasing your size and therefore getting the scale benefits?

And secondly, last week you were talking quite a lot about how you felt that Dialog differentiated itself because of the way that your R&D team’s culture was and how they work very closely with customers and didn’t operate in an ivory tower type environment. Is that something that Atmel’s R&D people also share, or is a bit different because they have a much bigger distributor base?

21 September 2015	15

Dialog Semiconductor

Jalal Bagherli

Okay. Thank you for that. I think the deal rationale for me is — all of the stuff you mentioned is actually true and is part of the consideration, but really what we’re thinking is we’ve — as an industry, we’ve gone through computing era and now we are in an era where mobile and mobility is reaching its height. That will continue, but it will start to evolve and transform into ultra-portable applications, the Internet of Things. So the whole new era of computing and electronic devices for consumers and industrial space will be up and coming that we haven’t seen before.

Steve touched upon, for example, the touch technology in cars. This was unthinkable five years ago. Now, we’re seeing people starting to design touch screens and touch control within a car. So, things like that prompt us to invest for the future and position the Company for the next wave of growth.

So, we’re not abandoning mobile. We think mobile has legs to go. But I think another era of new electronic expansion will be upon us and we just want to have the right portfolio to address that. And we have some of that using our technologies that we have like Bluetooth, that we entered that market, for example, for peripherals connectivity.

With Atmel’s portfolio of MCUs, security — particularly security, for example, helps us in being able to enter that new world of Internet with secure data. With everybody’s talking about the fear of hacking and having their personal data made public, etc., these types of technologies play a much more significant role.

Does this help us with diversification? Absolutely it does, because it has a very diverse customer base and 60% of the revenue of Atmel comes from their distribution channel. So, it’s a really strong point for us. The large scale benefit absolutely helps us in affording to invest in R&D to be the leader in the new era that I’ve just mentioned.

So, those are, if you like, benefits of the strategic rationale, and on their own they’re not a reason to do a deal.

If I look at the second point you had, yes, we have created in Dialog a network of design groups where each design group is relatively small, in the 50 to 100 people range, pretty entrepreneurial. And yes, they get in front of customers or they have customer facing type projects, interaction with customers. I believe the type of work that Atmel does is in different parts of the market, but their engineering team and the management team is very, very customer focused and business oriented.

And I don’t know if, Steve, you’d like to add to that.

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Steven Laub

No, I think that’s right. In our industry, as you all know, you have to be very close to the customer to come out with the right solutions. Our engineering teams, we do both customer silicon very closely with our customers, but we of course, with respect to some of our general type MCU products and some of the connectivity products, you are providing products that are to serve thousands of customers. And so that is something that is not dedicated to one, but actually very close communication with many leading edge customers to define and develop those products, which is what we do.

Susan Anthony

Great. Thank you very much.

Operator

Achal Sultania, Credit Suisse.

Achal Sultania

Hi. Yes. Thanks. Just a follow up, one more on tax. Obviously, Jalal, I think you’ve talked about 20% more or less as a long-term tax rate for Dialog as a standalone company, and I’m just looking at Atmel, they’ve been paying about 3%, 4% tax rate on a non-GAAP basis over the last couple of years. So, how should we think about the tax rate for the combined entity? Could it be like somewhere between 15% and 20% long term, or I’m just trying to get a sense?

Jalal Bagherli

Yes. I think around sub-20% would be a good place to be in, say, three, four years’ time, because my understanding is Atmel’s been using their carry forward, like we’ve done, and we’ve exhausted those. And as that runs out the tax rate goes up some percentage points over the next two, three, years.

On the other hand, as we’ve indicated, we are at the high end of — have been at the high end of the rate of tax and we’ve been bringing that down a couple of percentage points a year. And that continues for the next three, four years, as we discussed at the Capital Market Day.

So, I think we actually will be verging around the 20% mark. Tax is a complex thing and depends on entities worldwide. And I think it’s a little bit early for me to give you a particular rate. But I think if you were to model around the 20%, say, three, four years out, then you won’t be far out.

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Achal Sultania

Thank you.

Operator

Harald Schnitzer, DZ Bank.

Harald Schnitzer

Yes. Good morning. Thanks for taking my question. Jalal, I’ve a question on the business model. You stressed and you put superiority on the tablets model and your reasons your acquisitions are all tablet.

Now Atmel has a production side. Could you give some details about this plant of Atmel? Thank you.

Jalal Bagherli

Okay. I think I would say that Atmel over the past few years and, again, Steve is here so we can ask for his comments around this, have been going towards a fab-light model. Because they have a combination of using, if you like, an asset they’ve had in an efficient way to load with a lot of their existing products.

And — but many of the new products are qualified and, indeed, are running outside their own fab in fabs like UMC in Taiwan. So, I believe the ratio is 55% today in-house, 45% outside, but going more and more towards the outside over the next few years.

So, we have obviously completely fab-less models. We use fabs in Taiwan and other places. So, we’re not planning to significantly change that mix or makeup.

There are products, for example, in our AC/DC and lighting business that we need to look at. If may be that part of the manufacturing capacity that’s our capability that Atmel has, not only wafer fab, by the way, also in terms of product tests and packaging in the Philippines, that might be of value to the combined entity.

But this is work that we’re getting very excited to start working on them hopefully over the next few months and see what the best advantage is.

I don’t see any particular conflict with carrying the existing model that Atmel has today. But clearly we will look at a strategic viewpoint three, four, years out and make the best decisions for the Company, going forward.

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Harald Schnitzer

Thank you.

Jalal Bagherli

Do you want to add anything or are you okay?

Steven Laub

Okay.

Operator

We currently have no questions coming through. (Operator Instructions). We have no further questions, so I’ll hand you back to your host, to conclude today’s conference. Thank you.

Jalal Bagherli

Well, I think, in conclusion what I’d like to say is it’s not every day you see a European semiconductor company being ambitious enough to find a strong partner in North America and make history for itself.

So, I hope that this is seen as really moving into the new eras of computing, as we discussed, the Internet of Things, as a strong growth factor for the next few years on top of what we’ve achieved in mobile. And we’ve addressed one of the major issues in the process, which has been our significant concentration, by diluting that to half of what it was.

So, hopefully you will see the benefit of this combination as we go forward and you can plan that in — you can model that (inaudible). Come back to us with any further questions. Jose is available to take that, going forward. Thank you very much for attending this call.

Operator

Ladies and gentlemen, thank you for joining today’s conference. You may now replace your handsets. Thank you.

[End]

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Dialog Semiconductor

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise. Any acceptance or response to the proposed merger should be made only on the basis of the information referred to, in respect of Dialog shareholders, a shareholder circular seeking the approval of Dialog shareholders for the proposed merger, and the issuance of ordinary shares in the form of ADSs to Atmel’s stockholders (the “Circular”), or, in respect of Atmel’s stockholders, a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the proposed merger involving Dialog and Atmel. In connection with the proposed merger, Dialog will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) containing a prospectus with respect to Dialog’s ordinary shares to be issued in the proposed merger and a proxy statement of Atmel in connection with the proposed merger (the “Proxy Statement/Prospectus”). Each of Dialog and Atmel intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Atmel and will contain important information about the proposed merger and related matters. Shareholders of Dialog and stockholders of Atmel are advised to read carefully the formal documentation in relation to the proposed merger once it has been dispatched. The proposals for the proposed merger will, in respect of Dialog shareholders, be made solely through the Circular, and, in respect of Atmel’s stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the Dialog shareholders, in the Circular, or, in respect of Atmel’s stockholders, in the Proxy Statement/Prospectus.

This communication comprises an advertisement for the purposes of paragraph 3.3R of the Prospectus Rules made under Part VI of the FSMA and not a prospectus. Any prospectus in connection with the admission of ordinary shares of Dialog to the Regulated Market of, and to trading on, the Frankfurt Stock Exchange (the “UK Prospectus”) will be published at a later date.

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Dialog Semiconductor

Copies of the UK Prospectus and the Circular will, from the date of posting to Dialog shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by Dialog shareholders at the registered office of Dialog Semiconductor plc, Tower Bridge House, St. Katharine’s Way, London E1W 1AA, United Kingdom, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Relations section of Dialog’s website at www.dialog-semiconductor.com. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and any other documents filed by Atmel and Dialog with the SEC in connection with the proposed merger at the SEC’s website at www.sec.gov. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed merger in the “Investors” section of Atmel’s website at www.atmel.com. Investors may also obtain, free of charge, copies of the Registration Statement, and any other documents filed by Dialog with the SEC in connection with the proposed merger on Dialog’s website at www.dialog-semiconductor.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF DIALOG AND INVESTORS OF ATMEL TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIALOG OR ATMEL WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Participants in the Solicitation

Dialog, Atmel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed merger and may have direct or indirect interests in the proposed merger. Information about Dialog’s directors and executive officers is set forth in Dialog’s Annual report and accounts 2014, which may be obtained free of charge at Dialog’s website at www.dialog-semiconductor.com. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus and the Registration Statement that Dialog will file with the SEC in connection with the solicitation of proxies to approve the proposed merger.

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Dialog Semiconductor

Safe Harbor for Forward-looking Statements

This announcement contains, or may contain, “forward-looking statements” in relation to Dialog and Atmel and the future operating performance and outlook of Dialog and the combined company, as well as other future events and their potential effects on Dialog and the combined company that are subject to risks and uncertainties. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to: (i) the benefits of the proposed merger, including future financial and operating results of the combined company, Dialog’s or Atmel’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction; (ii) expected developments in product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of products in those of customers, adoption of new technologies, the expectation of volume shipments of products, opportunities in the semiconductor industry and the ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of financial performance on share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of the management of Dialog and Atmel; (iii) the expansion and growth of Dialog’s or Atmel’s operations; (iv) the expected cost, revenue, technology and other synergies of the proposed merger, the expected impact of the proposed merger on customers and end-users, the combined company’s future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of the combined company’s operations; and (vi) the anticipated timing of shareholder meetings and completion of the proposed merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Dialog and Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Dialog’s and Atmel’s or the combined company’s ability to control or estimate precisely and include, without limitation: (i) the ability to obtain governmental and regulatory approvals of the proposed merger, including the approval of antitrust authorities necessary to complete the proposed merger, or to satisfy other conditions to the proposed merger, including the ability to obtain the requisite Dialog shareholder approvals and Atmel stockholder approvals, on the proposed terms and timeframe; (ii) the possibility that the proposed merger does not close when expected or at all, or that the companies, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed merger; (iii) the risk that competing offers or acquisition proposals will be made; (iv) the inherent uncertainty associated with financial projections; (v) the ability to realize

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the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; (vi) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; (vii) the ability to integrate Atmel’s businesses into those of Dialog’s in a timely and cost-efficient manner; (viii) the development of the markets for Atmel’s and Dialog’s products; (ix) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Dialog in a timely and cost-effective manner; (x) general global macroeconomic and geo-political conditions; (xi) the cyclical nature of the semiconductor industry; (xii) an economic downturn in the semiconductor and telecommunications markets; (xiii) the inability to realize the anticipated benefits of transactions related to the proposed merger and other acquisitions, restructuring activities, including in connection with the proposed merger, or other initiatives in a timely manner or at all; (xiv) consolidation occurring within the semiconductor industry through mergers and acquisitions; (xv) the impact of competitive products and pricing; (xvi) disruption to Atmel’s business caused by increased dependence on outside foundries, financial instability or insolvency proceedings affecting some of those foundries, and associated litigation in some cases; (xvii) industry and/or company overcapacity or under-capacity, including capacity constraints of independent assembly contractors; (xviii) insufficient, excess or obsolete inventory; (xix) the success of customers’ end products and timely design acceptance by customers; (xx) timely introduction of new products and technologies and implementation of new manufacturing technologies; (xxi) the combined company’s ability to ramp new products into volume production; (xxii) reliance on non-binding customer forecasts and the absence of long-term supply contracts with customers; (xxiii) financial stability in foreign markets and the impact or volatility of foreign exchange rates and significant devaluation of the Euro against the U.S. dollar; (xxiv) unanticipated changes in environmental, health and safety regulations; (xxv) Atmel’s dependence on selling through independent distributors; (xxvi) the complexity of the combined company’s revenue recognition policies; (xxvii) information technology system failures; (xxviii) business interruptions, natural disasters or terrorist acts; (xxix) unanticipated costs and expenses or the inability to identify expenses which can be eliminated; (xxx) disruptions in the availability of raw materials; (xxxi) compliance with U.S. and international laws and regulations by the combined company and its distributors; (xxxii) dependence on key personnel; (xxxiii) the combined company’s ability to protect intellectual property rights; (xxxiv) litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combined company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (xxxv) the market price or increased volatility of Dialog’s ordinary shares and ADSs (if the merger is completed); and (xxxvi) other risks and uncertainties, including those detailed from time to time in Dialog’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Dialog nor Atmel can give any assurance that such

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forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Dialog nor Atmel nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Dialog, Atmel, or the combined company, following the implementation of the proposed merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Dialog or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.This announcement has been prepared for the purposes of complying with English Law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.

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